UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

                                                        FORM 12b-25
                                                        SEC FILE NUMBER
33-64520

NOTIFICATION OF LATE FILING

(Check One): [X]  Form 10-K [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q
[   ]  Form N-SAR


For Period Ended December 31, 2002
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended __________________



Read Instruction (on back page) Before Preparing Form.  Please Print Or Type

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates.

Part I - Registrant Information

Full Name of Registrant:
BANK BUILDING CORPORATION

Address of Principal Executive Office:
9112 Virginia Avenue

City State and Zip Code:
Bassett, Virginia  24055


Part II - Rules 12b-25 (b) and (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X](b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c) The accountant's statement or other exhibit required by Rule 12b-25( c) has been attached, if applicable


Part III - Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-
F, 11-K,   10-Q and Form 10-QSB, N-SAR, or transition report or portion thereof could not be filed within the prescribed period.

During 2002, we undertook a full re-evaluation of the properties owned by the Company. This evaluation has delayed preperation of the financial statements for review by the Company's independent auditor. The statements are now under review and the financial statements and Form 10-KSB will be filed within the prescribed time.


Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification

George Gutshall              276-656-1776

(2) Have all other periodic reports required under 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)

[X]  Yes  [  ]  No

(3) Is it anticipated that any significant change in the results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[  ]  Yes  [X]  No

If so, attach an explanation of the anticipated change, both narratively, and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


BANK BUILDING CORPORATION
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

March 27, 2001 by

\s\ Worth Harris Carter, Jr.
Worth Harris Carter, Jr.
President, Chairman of the Board and Chief Financial Officer


ATTENTION

Intentional misstatements or omissions of fact constitute Federal
Criminal Violations (See 18 U.S.C.  1001)